Interim Consolidated Financial Statements
Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended			For the nine months ended
	July 31, 2025	April 30, 2025	July 31, 2024	July 31, 2025	July 31, 2024
Interest, Dividend and Fee Income
Loans	$9,594	$9,501	$10,269	$29,216	$29,846
Securities (Note 2)	3,929	3,978	3,917	12,027	11,072
Securities borrowed or purchased under resale agreements	1,540	1,448	1,839	4,553	5,068
Deposits with banks	679	727	1,078	2,223	3,135
	15,742	15,654	17,103	48,019	49,121
Interest Expense
Deposits	7,008	7,268	8,974	22,400	25,812
Securities sold but not yet purchased and securities lent or sold under repurchase agreements	2,227	2,374	2,405	6,790	6,563
Subordinated debt	118	115	116	344	338
Other liabilities	893	800	814	2,494	2,378
	10,246	10,557	12,309	32,028	35,091
Net Interest Income	5,496	5,097	4,794	15,991	14,030
Non-Interest Revenue
Securities commissions and fees	286	275	278	849	818
Deposit and payment service charges	447	456	412	1,345	1,206
Trading revenues	406	819	622	2,027	1,681
Lending fees	327	324	353	1,013	1,126
Card fees	207	201	220	627	646
Investment management and custodial fees	589	556	528	1,719	1,512
Mutual fund revenues	376	353	339	1,092	977
Underwriting and advisory fees	453	415	332	1,248	1,047
Securities gains, other than trading (Note 2)	49	66	49	173	143
Foreign exchange gains, other than trading	65	62	67	203	196
Insurance service results (Note 5)	89	123	100	303	298
Insurance investment results (Notes 2 and 5)	29	(4)	17	85	33
Share of profit (loss) in associates and joint ventures	45	(2)	52	92	157
Other revenues (losses)	124	(62)	29	166	(32)
	3,492	3,582	3,398	10,942	9,808
Total Revenue	8,988	8,679	8,192	26,933	23,838
Provision for Credit Losses (Note 3)	797	1,054	906	2,862	2,238
Non-Interest Expense
Employee compensation	2,955	2,850	2,689	9,040	8,178
Premises and equipment	1,081	1,086	1,047	3,253	3,055
Amortization of intangible assets	278	296	277	862	832
Advertising and business development	198	210	217	582	610
Communications	82	95	98	263	299
Professional fees	172	141	136	459	406
Association, clearing and annual regulator fees	71	85	77	232	218
Other	268	256	298	860	1,474
	5,105	5,019	4,839	15,551	15,072
Income Before Provision for Income Taxes	3,086	2,606	2,447	8,520	6,528
Provision for income taxes (Note 11)	756	644	582	2,090	1,505
Net Income	$2,330	$1,962	$1,865	$6,430	$5,023
Attributable to:
Bank shareholders	$2,327	$1,960	$1,865	$6,421	$5,017
Non-controlling interest in subsidiaries	3	2	-	9	6
Net Income	$2,330	$1,962	$1,865	$6,430	$5,023
Earnings Per Common Share (Canadian $) (Note 10)
Basic	$3.14	$2.51	$2.49	$8.48	$6.58
Diluted	3.14	2.50	2.48	8.47	6.57
Dividends per common share	1.63	1.59	1.55	4.81	4.57
 The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Third Quarter Report 2025 47

Interim Consolidated Financial Statements
Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended			For the nine months ended
	July 31, 2025	April 30, 2025	July 31, 2024	July 31, 2025	July 31, 2024
Net Income	$2,330	$1,962	$1,865	$6,430	$5,023
Other Comprehensive Income (Loss), net of taxes
Items that will subsequently be reclassified to net income
Net change in unrealized gains (losses) on fair value through OCI debt securities
Unrealized gains (losses) on fair value through OCI debt securities arising during the period (1)	178	(137)	56	161	367
Reclassification to earnings of (gains) during the period (2)	(11)	(15)	(19)	(32)	(64)
	167	(152)	37	129	303
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges arising during the period (3)	(1,051)	818	1,829	142	2,300
Reclassification to earnings of losses on derivatives designated as cash flow hedges during the period (4)	272	184	335	797	1,103
	(779)	1,002	2,164	939	3,403
Net gains (losses) on translation of net foreign operations
Unrealized gains (losses) on translation of net foreign operations	282	(3,205)	154	(311)	(244)
Unrealized gains (losses) on hedges of net foreign operations (5)	(74)	747	(41)	132	20
	208	(2,458)	113	(179)	(224)
Items that will not be subsequently reclassified to net income
Net unrealized gains (losses) on fair value through OCI equity securities arising during the period (6)	-	-	1	(11)	9
Net gains (losses) on remeasurement of pension and other employee future benefit plans (7)	55	(28)	102	49	54
Net gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value (8)	(313)	146	107	(255)	(676)
	(258)	118	210	(217)	(613)
Other Comprehensive Income (Loss), net of taxes	(662)	(1,490)	2,524	672	2,869
Total Comprehensive Income	$1,668	$472	$4,389	$7,102	$7,892
Attributable to:
Bank shareholders	$1,665	$470	$4,389	$7,093	$7,886
Non-controlling interest in subsidiaries	3	2	-	9	6
Total Comprehensive Income	$1,668	$472	$4,389	$7,102	$7,892

(1)	Net of income tax (provision) recovery of $(66) million, $50 million, $(21) million for the three months ended and $(61) million and $(134) million for the nine months ended, respectively.
(2)	Net of income tax provision of $3 million, $6 million, $7 million for the three months ended and $11 million and $24 million for the nine months ended, respectively.
(3)	Net of income tax (provision) recovery of $409 million, $(302) million, $(702) million for the three months ended and $(41) million and $(884) million for the nine months ended, respectively.
(4)	Net of income tax (recovery) of $(102) million, $(70) million, $(127) million for the three months ended and $(301) million and $(418) million for the nine months ended, respectively.
(5)	Net of income tax (provision) recovery of $28 million, $(287) million, $14 million for the three months ended and $(51) million and $(9) million for the nine months ended, respectively.
(6)	Net of income tax (provision) recovery of $nil million, $nil million, $(1) million for the three months ended and $4 million and $(4) million for the nine months ended, respectively.
(7)	Net of income tax (provision) recovery of $(22) million, $11 million, $(40) million for the three months ended and $(19) million and $(22) million for the nine months ended, respectively.
(8)	Net of income tax (provision) recovery of $118 million, $(56) million, $(42) million for the three months ended and $96 million and $258 million for the nine months ended, respectively.
 The accompanying notes are an integral part of these interim consolidated financial statements.

48 BMO Financial Group Third Quarter Report 2025

Interim Consolidated Financial Statements
Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	July 31, 2025	October 31, 2024
Assets
Cash and Cash Equivalents	$58,587	$65,098
Interest Bearing Deposits with Banks	4,207	3,640
Securities (Note 2)
Trading	175,072	168,926
Fair value through profit or loss	19,787	19,064
Fair value through other comprehensive income	106,420	93,702
Debt securities at amortized cost	98,479	115,188
	399,758	396,880
Securities Borrowed or Purchased Under Resale Agreements	128,279	110,907
Loans (Note 3)
Residential mortgages	195,207	191,080
Consumer instalment and other personal	92,584	92,687
Credit cards	12,984	13,612
Business and government	381,525	384,993
	682,300	682,372
Allowance for credit losses (Note 3)	(5,165)	(4,356)
	677,135	678,016
Other Assets
Derivative instruments	44,197	47,253
Customers’ liability under acceptances	450	359
Premises and equipment	6,184	6,249
Goodwill	16,702	16,774
Intangible assets	4,819	4,925
Current tax assets	2,456	2,219
Deferred tax assets	2,728	3,024
Receivable from brokers, dealers and clients	42,275	31,916
Other	43,776	42,387
	163,587	155,106
Total Assets	$1,431,553	$1,409,647
Liabilities and Equity
Deposits (Note 4)	$955,363	$982,440
Other Liabilities
Derivative instruments	51,452	58,303
Acceptances	450	359
Securities sold but not yet purchased	51,408	35,030
Securities lent or sold under repurchase agreements	126,759	110,791
Securitization and structured entities’ liabilities	49,559	40,164
Insurance-related liabilities (Note 5)	18,872	18,770
Payable to brokers, dealers and clients	46,396	34,407
Other	36,063	36,720
	380,959	334,544
Subordinated Debt (Note 4)	8,466	8,377
Total Liabilities	1,344,788	1,325,361
Equity
Preferred shares and other equity instruments (Note 6)	9,156	8,087
Common shares (Note 6)	23,554	23,921
Contributed surplus	368	354
Retained earnings	47,554	46,469
Accumulated other comprehensive income	6,091	5,419
Total shareholders’ equity	86,723	84,250
Non-controlling interest in subsidiaries	42	36
Total Equity	86,765	84,286
Total Liabilities and Equity	$1,431,553	$1,409,647
 The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Third Quarter Report 2025 49

Interim Consolidated Financial Statements
Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2025	July 31, 2024	July 31, 2025	July 31, 2024
Preferred Shares and Other Equity Instruments (Note 6)
Balance at beginning of period	$7,787	$8,314	$8,087	$6,958
Issued during the period	1,369	1,023	1,369	2,379
Redeemed during the period	-	(850)	(300)	(850)
Balance at end of period	9,156	8,487	9,156	8,487
Common Shares (Note 6)
Balance at beginning of period	23,730	23,896	23,921	22,941
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	-	-	-	905
Issued under the Stock Option Plan	30	15	101	57
Treasury shares sold (purchased)	(8)	-	(1)	8
Repurchased for cancellation	(198)	-	(467)	-
Balance at end of period	23,554	23,911	23,554	23,911
Contributed Surplus
Balance at beginning of period	367	350	354	328
Stock option expense, net of options exercised	5	(2)	10	9
Net premium (discount) on sale of treasury shares	(4)	(2)	4	9
Balance at end of period	368	346	368	346
Retained Earnings
Balance at beginning of period	47,158	44,772	46,469	44,006
Net income attributable to bank shareholders	2,327	1,865	6,421	5,017
Dividends on preferred shares and distributions payable on other equity instruments	(66)	(51)	(273)	(234)
Dividends on common shares	(1,165)	(1,130)	(3,475)	(3,327)
Equity issue expense	(4)	(5)	(4)	(11)
Common shares repurchased for cancellation (Note 6)	(696)	-	(1,584)	-
Balance at end of period	47,554	45,451	47,554	45,451
Accumulated Other Comprehensive (Loss) on Fair Value through OCI Securities, net of taxes
Balance at beginning of period	(370)	(190)	(321)	(464)
Unrealized gains on fair value through OCI debt securities arising during the period	178	56	161	367
Unrealized gains (losses) on fair value through OCI equity securities arising during the period	-	1	(11)	9
Reclassification to earnings of (gains) during the period	(11)	(19)	(32)	(64)
Balance at end of period	(203)	(152)	(203)	(152)
Accumulated Other Comprehensive (Loss) on Cash Flow Hedges, net of taxes
Balance at beginning of period	199	(4,209)	(1,519)	(5,448)
Gains (losses) on derivatives designated as cash flow hedges arising during the period	(1,051)	1,829	142	2,300
Reclassification to earnings of losses on derivatives designated as cash flow hedges during the period	272	335	797	1,103
Balance at end of period	(580)	(2,045)	(580)	(2,045)
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations, net of taxes
Balance at beginning of period	5,994	5,857	6,381	6,194
Unrealized gains (losses) on translation of net foreign operations	282	154	(311)	(244)
Unrealized gains (losses) on hedges of net foreign operations	(74)	(41)	132	20
Balance at end of period	6,202	5,970	6,202	5,970
Accumulated Other Comprehensive Income on Pension and Other Employee Future Benefit Plans, net of taxes
Balance at beginning of period	868	895	874	943
Gains on remeasurement of pension and other employee future benefit plans	55	102	49	54
Balance at end of period	923	997	923	997
Accumulated Other Comprehensive (Loss) on Own Credit Risk on Financial Liabilities Designated at Fair Value, net of taxes
Balance at beginning of period	62	(146)	4	637
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value	(313)	107	(255)	(676)
Balance at end of period	(251)	(39)	(251)	(39)
Total Accumulated Other Comprehensive Income	6,091	4,731	6,091	4,731
Total Shareholders’ Equity	86,723	82,926	86,723	82,926
Non-Controlling Interest in Subsidiaries
Balance at beginning of period	38	31	36	28
Net income attributable to non-controlling interest in subsidiaries	3	-	9	6
Dividends to non-controlling interest in subsidiaries	-	-	(3)	(3)
Other	1	-	-	-
Balance at end of period	42	31	42	31
Total Equity	$86,765	$82,957	$86,765	$82,957
 The accompanying notes are an integral part of these interim consolidated financial statements.

50 BMO Financial Group Third Quarter Report 2025

Interim Consolidated Financial Statements
Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2025	July 31, 2024	July 31, 2025	July 31, 2024
Cash Flows Provided by (Used in) Operating Activities
Net Income	$2,330	$1,865	$6,430	$5,023
Adjustments to determine net cash flows provided by operating activities:
Securities (gains), other than trading (Note 2)	(49)	(49)	(173)	(143)
Depreciation of premises and equipment	252	246	750	730
Depreciation of other assets	3	7	10	24
Amortization of intangible assets	278	277	862	832
Provision for credit losses (Note 3)	797	906	2,862	2,238
Deferred taxes	(77)	146	159	(118)
Share of (profit) in associates and joint ventures	(45)	(52)	(92)	(157)
Changes in operating assets and liabilities:
Trading securities	(503)	(8,011)	(5,873)	(43,770)
Derivative assets	5,813	1,949	5,031	7,679
Derivative liabilities	(6,464)	762	(8,651)	(3,997)
Current income taxes	(683)	587	(513)	711
Accrued interest receivable and payable	(498)	280	(913)	1,119
Insurance-related liabilities	(466)	1,051	102	2,952
Brokers, dealers and clients receivable and payable	3,748	(2,841)	1,532	1,527
Other items and accruals, net	3,514	(5,136)	816	(8,544)
Deposits	(5,457)	25,062	(26,862)	54,270
Loans	(929)	(16,492)	(2,930)	(20,644)
Securities sold but not yet purchased	(2,155)	(2,263)	16,480	(3,630)
Securities lent or sold under repurchase agreements	7,349	4,234	16,378	19,285
Securities borrowed or purchased under resale agreements	(8,416)	161	(17,687)	(2,415)
Securitization and structured entities’ liabilities	(2,548)	(663)	9,755	9,024
Net Cash Provided by (Used in) Operating Activities	(4,206)	2,026	(2,527)	21,996
Cash Flows (Used in) Financing Activities
Net (decrease) in liabilities of subsidiaries	(504)	(2,042)	(1,219)	(8,810)
Proceeds from issuance of subordinated debt (Note 4)	-	1,000	1,250	1,000
Repayment of subordinated debt (Note 4)	(1,250)	-	(1,250)	-
Proceeds from issuance of preferred shares, net of issuance costs (Note 6)	1,365	1,018	1,365	2,368
Redemption of preferred shares (Note 6)	-	(850)	(300)	(850)
Net proceeds from issuance of common shares (Note 6)	27	17	91	48
Net sale (purchase) of treasury shares	(12)	-	3	8
Common shares repurchased for cancellation (Note 6)	(877)	-	(2,013)	-
Cash dividends and distributions paid	(1,293)	(1,245)	(3,800)	(2,659)
Cash dividends paid to non-controlling interest	-	-	(3)	(3)
Repayment of lease liabilities	(98)	(91)	(236)	(276)
Net Cash (Used in) Financing Activities	(2,642)	(2,193)	(6,112)	(9,174)
Cash Flows Provided by (Used in) Investing Activities
Interest bearing deposits with banks	(978)	791	(546)	553
Purchases of securities, other than trading	(12,590)	(21,789)	(47,965)	(62,007)
Maturities of securities, other than trading	5,639	6,919	31,021	20,008
Proceeds from sales of securities, other than trading	8,221	9,338	21,332	26,605
Net purchases of premises and equipment and software	(405)	(413)	(1,230)	(1,132)
Net Cash Provided by (Used in) Investing Activities	(113)	(5,154)	2,612	(15,973)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	186	213	(484)	(22)
Net (decrease) in Cash and Cash Equivalents	(6,775)	(5,108)	(6,511)	(3,173)
Cash and Cash Equivalents at Beginning of Period	65,362	79,869	65,098	77,934
Cash and Cash Equivalents at End of Period	$58,587	$74,761	$58,587	$74,761
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Interest paid in the period (1)	$10,856	$12,083	$32,956	$33,564
Income taxes paid in the period	1,086	471	2,392	1,548
Interest received in the period	15,396	16,519	46,316	46,995
Dividends received in the period	521	732	1,884	1,923

(1)	Includes dividends paid on securities sold but not yet purchased.
 The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Third Quarter Report 2025 51

Notes to Interim Consolidated Financial Statements
July 31, 2025 (Unaudited)
Note 1: Basis of Presentation
Bank of Montreal (the bank or BMO) is a chartered bank under the
Bank Act (Canada)
and is a public company incorporated in Canada. We are a highly diversified financial services company, providing a broad range of personal and commercial banking, wealth management and investment banking products and services. The bank’s head office is at 129 rue Saint Jacques, Montreal, Quebec. Our executive offices are at 100 King Street West, 1 First Canadian Place, Toronto, Ontario. Our common shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange.
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34,
Interim Financial Reporting
as issued by the International Accounting Standards Board (IASB) using the same accounting policies as disclosed in our annual consolidated financial statements for the year ended October 31, 2024, except as outlined below. These condensed interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2024. We also comply with interpretations of International Financial Reporting Standards (IFRS) by our regulator, the Office of the Superintendent of Financial Institutions (OSFI). These interim consolidated financial statements were authorized for issue by the Board of Directors on August 26, 2025.
Use of Estimates and Judgments
The preparation of the interim consolidated financial statements requires management to make estimates and judgments that affect the carrying amounts of certain assets and liabilities, certain amounts reported in net income and other related disclosures.
The most significant assets and liabilities for which we must make estimates and judgments include the allowance for credit losses (ACL); financial instruments measured at fair value; pension and other employee future benefits; impairment of securities and investments in associates and joint ventures; income taxes and deferred tax assets; goodwill and intangible assets; insurance contract liabilities; provisions including legal proceedings and severance charges; transfers of financial assets and consolidation of structured entities. We make judgments in assessing the business model for financial assets as well as whether substantially all risks and rewards have been transferred in respect of transfers of financial assets and whether we control structured entities. If actual results were to differ from the estimates, the impact would be recorded in future periods.
The economic outlook is subject to several risks that could lead to a less favourable outcome for the North American economy. The most immediate threat is from a possible escalation of U.S. tariffs. Canadian businesses face longer-term risks in the event of an unsuccessful renegotiation of the United States-Mexico-Canada Agreement, as tariffs could then apply to all goods exported to the U.S., rather than just a small share. Other risks stem from the continued conflicts in Ukraine and the Middle East. The impact on our business, results of operations, reputation, financial performance and condition, including the potential for credit, counterparty and mark-to-market
losses, our credit ratings and regulatory capital and liquidity ratios, as well as the impacts to our customers and competitors, will depend on future developments, which remain uncertain. By their very nature, the estimates and judgments we make for the purposes of preparing our consolidated financial statements relate to matters that are inherently uncertain. However, we have detailed policies and internal controls in place that are intended to ensure the judgments made in estimating these amounts are well controlled and independently reviewed, and that our policies are consistently applied from period to period. We believe that our estimates of the value of our assets and liabilities are appropriate as at July 31, 2025.
Allowance for Credit Losses
As detailed further in Note 1 of our annual consolidated financial statements for the year ended October 31, 2024, ACL consists of allowances on impaired loans, which represent estimated losses related to impaired loans in the portfolio provided for but not yet written off, and allowances on performing loans, which is our best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired.
The expected credit losses (ECL) model requires the recognition of credit losses generally based on 12 months of expected losses for performing loans and the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.
The determination of a significant increase in credit risk takes into account many different factors and varies by product and risk segment. The bank’s methodology for determining a significant increase in credit risk is based on the change in probability of default between origination, and reporting date, assessed using probability-weighted scenarios as well as certain other criteria, such as 30 days past due and watchlist status. The assessment of a significant increase in credit risk requires experienced credit judgment.
In determining whether there has been a significant increase in credit risk and in calculating the amount of ECL, we must rely on estimates and exercise judgment, based on what we know at the end of the reporting period, regarding matters for which the ultimate outcome is unknown. These judgments include changes in circumstances that may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or a decrease in the ACL. The calculation of ECL includes the explicit incorporation of forecasts of future economic conditions. We have developed models incorporating specific macroeconomic variables that are relevant to each portfolio. Key economic variables for our retail portfolios include our primary operating markets of Canada, the United States and regional markets, where considered significant. Forecasts are developed internally by our Economics group, considering external data and our view of future economic conditions. We exercise experienced credit judgment to incorporate multiple economic forecasts, which are probability-weighted, in the determination of the final ECL. The allowance is sensitive to changes in both economic forecasts and the probability weight assigned to each forecast scenario.
Additional information regarding the ACL is included in Note 3.

52 BMO Financial Group Third Quarter Report 2025

Note 2: Securities
Classification of Securities
The following table summarizes the carrying amounts of the bank’s securities by classification:

(Canadian $ in millions)	July 31, 2025	October 31, 2024
Trading securities (1)	$175,072	$168,926
Fair value through profit or loss securities (FVTPL)
FVTPL securities mandatorily measured at fair value	7,549	6,850
FVTPL investment securities held by Insurance subsidiaries designated at fair value	12,238	12,214
Total FVTPL securities	19,787	19,064
Fair value through other comprehensive income (FVOCI) securities (2)	106,420	93,702
Amortized cost securities (3)	98,479	115,188
Total	$399,758	$396,880

(1)
Trading securities include interests of $32,913 million as at July 31, 2025 ($21,485 million as at October 31, 2024) in Collateralized Mortgage Obligations (CMO). We receive CMO in return for our sales of Mortgage Backed Securities (MBS) to certain structured vehicles that we do not consolidate. When we subsequently sell these CMO to third parties, but do not transfer substantially all risks and rewards of ownership to the third-party investor, or we maintain an interest in the sold instrument, we retain these CMO on our Consolidated Balance Sheet. Refer to Note 7 of our annual consolidated financial statements for the year ended October 31, 2024 for further discussion on these vehicles.

(2)	As these securities are presented at fair value on the Balance Sheet, ACL of $6 million ($4 million as at October 31, 2024) is included in Accumulated Other Comprehensive Income.
(3)	Amounts are net of ACL of $2 million ($3 million as at October 31, 2024).
Amortized Cost Securities
The following table summarizes the carrying value and fair value of amortized cost debt securities:

(Canadian $ in millions)	July 31, 2025		October 31, 2024
	Carrying value	Fair value	Carrying value	Fair value
Issued or guaranteed by:
Canadian federal government	$1,411	$1,403	$2,465	$2,403
Canadian provincial and municipal governments	6,520	6,544	4,488	4,216
U.S. federal government	43,329	40,005	55,421	51,319
U.S. states, municipalities and agencies	169	169	182	180
Other governments	399	400	681	675
NHA MBS, U.S. agency MBS and CMO (1)	38,858	35,164	42,773	38,619
Corporate debt	7,793	7,535	9,178	9,049
Total	$98,479	$91,220	$115,188	$106,461

(1)	These amounts are either supported by insured mortgages or issued by U.S. agencies and government-sponsored enterprises. NHA refers to the National Housing Act.
 The carrying value of securities that are part of fair value hedging relationships are adjusted for related gains (losses) on hedge contracts.
Unrealized Gains and Losses on FVOCI Securities
The following table summarizes the unrealized gains and losses on FVOCI securities:

(Canadian $ in millions)	July 31, 2025				October 31, 2024
	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	$42,595	$335	$(18)	$42,912	$33,892	$303	$(18)	$34,177
Canadian provincial and municipal governments	6,020	98	(16)	6,102	5,939	82	(25)	5,996
U.S. federal government	18,862	183	(90)	18,955	17,033	100	(168)	16,965
U.S. states, municipalities and agencies	5,153	31	(64)	5,120	5,125	24	(81)	5,068
Other governments	3,819	25	(4)	3,840	5,643	20	(7)	5,656
NHA MBS, U.S. agency MBS and CMO	25,018	161	(284)	24,895	21,570	58	(335)	21,293
Corporate debt	4,406	19	(19)	4,406	4,391	31	(52)	4,370
Corporate equity	162	28	-	190	135	42	-	177
Total	$106,035	$880	$(495)	$106,420	$93,728	$660	$(686)	$93,702
 Unrealized gains (losses) may be offset by related (losses) gains on hedge contracts.
Interest Income on Debt Securities
The following table presents interest income calculated using the effective interest method:

(Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2025	July 31, 2024	July 31, 2025	July 31, 2024
FVOCI securities	$1,128	$946	$3,304	$2,789
Amortized cost securities	624	988	2,090	3,017
Total	$1,752	$1,934	$5,394	$5,806

BMO Financial Group Third Quarter Report 2025 53

Non-Interest
Revenue
Net gains and losses from securities, excluding gains and losses on trading securities, have been included in our Consolidated Statement of Income as follows:

(Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2025	July 31, 2024	July 31, 2025	July 31, 2024
FVTPL securities	$36	$23	$132	$55
FVOCI securities - net realized gains (1)	13	26	42	89
Impairment on FVOCI and amortized cost securities	-	-	(1)	(1)
Securities gains, other than trading	$49	$49	$173	$143

(1)	Gains are net of (losses) on hedge contracts.
Interest and dividend income and gains on securities held in our Insurance business are recorded as a component of non-interest
revenue, insurance investment results, in our Consolidated Statement of Income as follows:

(Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2025	July 31, 2024	July 31, 2025	July 31, 2024
Interest and dividend income	$137	$127	$406	$385
Gains from securities designated at FVTPL (1)	29	560	6	1,166
Realized gains from FVOCI securities	-	1	2	1
Total interest and dividend income and gains held in our Insurance business	$166	$688	$414	$1,552

(1)	Gains (losses) on these securities may be offset by certain (losses) gains from changes in insurance-related liabilities.

Note 3: Loans and Allowance for Credit Losses
Allowance for Credit Losses
The ACL recorded in our Consolidated Balance Sheet is maintained at a level we consider adequate to absorb credit-related losses on our loans and other credit instruments. The ACL amounted to $5,786 million as at July 31, 2025 ($4,936 million as at October 31, 2024) of which $5,165 million ($4,356 million as at October 31, 2024) was recorded in loans and $621 million ($580 million as at October 31, 2024) was recorded in other liabilities in our Consolidated Balance Sheet. Changes in gross balances, including originations, maturities, sales, write-offs and repayments in the normal course of operations, impact the ACL.
The following tables show the continuity in the loss allowance by product type for the three and nine months ended July 31, 2025 and July 31, 2024. Transfers represent the amount of ECL that moved between stages during the period, for example, moving from a
12-month
(Stage 1) to lifetime (Stage 2) ECL measurement basis. Net remeasurements represent the ECL impact due to transfers between stages, as well as changes in economic forecasts and credit quality. Model changes include the ECL impact of new calculation models or methodologies.

54 BMO Financial Group Third Quarter Report 2025

(Canadian $ in millions)
For the three months ended	July 31, 2025				July 31, 2024
	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Loans: Residential mortgages
Balance as at beginning of period	$67	$194	$18	$279	$47	$209	$13	$269
Transfer to Stage 1	36	(35)	(1)	-	45	(46)	1	-
Transfer to Stage 2	(2)	11	(9)	-	(2)	6	(4)	-
Transfer to Stage 3	-	(16)	16	-	-	(5)	5	-
Net remeasurement of loss allowance	(52)	(9)	8	(53)	(45)	31	12	(2)
Loan originations	8	-	-	8	7	-	-	7
Derecognitions and maturities	(2)	(5)	-	(7)	-	(4)	-	(4)
Model changes	23	24	-	47	-	-	-	-
Total PCL (2)	11	(30)	14	(5)	5	(18)	14	1
Write-offs (3)	-	-	(2)	(2)	-	-	(1)	(1)
Recoveries of previous write-offs	-	-	2	2	-	-	1	1
Foreign exchange and other	1	1	(23)	(21)	1	1	(10)	(8)
Balance as at end of period	$79	$165	$9	$253	$53	$192	$17	$262
Loans: Consumer instalment and other personal
Balance as at beginning of period	$183	$545	$179	$907	$166	$394	$169	$729
Transfer to Stage 1	85	(79)	(6)	-	66	(62)	(4)	-
Transfer to Stage 2	(14)	28	(14)	-	(10)	24	(14)	-
Transfer to Stage 3	(1)	(45)	46	-	(1)	(35)	36	-
Net remeasurement of loss allowance	(90)	55	121	86	(51)	92	120	161
Loan originations	8	-	-	8	11	-	-	11
Derecognitions and maturities	(6)	(10)	-	(16)	(5)	(9)	-	(14)
Model changes	13	47	-	60	-	-	-	-
Total PCL (2)	(5)	(4)	147	138	10	10	138	158
Write-offs (3)	-	-	(181)	(181)	-	-	(157)	(157)
Recoveries of previous write-offs	-	-	43	43	-	-	33	33
Foreign exchange and other	-	-	(23)	(23)	1	-	(15)	(14)
Balance as at end of period	$178	$541	$165	$884	$177	$404	$168	$749
Loans: Credit cards
Balance as at beginning of period	$217	$508	$-	$725	$207	$383	$-	$590
Transfer to Stage 1	61	(61)	-	-	56	(56)	-	-
Transfer to Stage 2	(22)	22	-	-	(16)	16	-	-
Transfer to Stage 3	(2)	(116)	118	-	(2)	(83)	85	-
Net remeasurement of loss allowance	(37)	203	81	247	(41)	149	73	181
Loan originations	11	-	-	11	21	-	-	21
Derecognitions and maturities	(4)	(20)	-	(24)	(2)	(7)	-	(9)
Model changes	-	-	-	-	-	-	-	-
Total PCL (2)	7	28	199	234	16	19	158	193
Write-offs (3)	-	-	(234)	(234)	-	-	(192)	(192)
Recoveries of previous write-offs	-	-	55	55	-	-	48	48
Foreign exchange and other	(1)	-	(20)	(21)	(1)	1	(14)	(14)
Balance as at end of period	$223	$536	$-	$759	$222	$403	$-	$625
Loans: Business and government
Balance as at beginning of period	$902	$2,022	$781	$3,705	$884	$1,353	$653	$2,890
Transfer to Stage 1	154	(139)	(15)	-	91	(86)	(5)	-
Transfer to Stage 2	(37)	41	(4)	-	(63)	76	(13)	-
Transfer to Stage 3	(2)	(71)	73	-	(2)	(73)	75	-
Net remeasurement of loss allowance	(148)	283	359	494	(117)	242	461	586
Loan originations	73	-	-	73	70	-	-	70
Derecognitions and maturities	(39)	(96)	-	(135)	(35)	(67)	-	(102)
Model changes	-	-	-	-	-	-	-	-
Total PCL (2)	1	18	413	432	(56)	92	518	554
Write-offs (3)	-	-	(259)	(259)	-	-	(293)	(293)
Recoveries of previous write-offs	-	-	80	80	-	-	24	24
Foreign exchange and other	(2)	20	(86)	(68)	(1)	16	(76)	(61)
Balance as at end of period	$901	$2,060	$929	$3,890	$827	$1,461	$826	$3,114
Total as at end of period	$1,381	$3,302	$1,103	$5,786	$1,279	$2,460	$1,011	$4,750
Comprising: Loans	$1,130	$2,980	$1,055	$5,165	$1,061	$2,230	$985	$4,276
Other credit instruments (4)	251	322	48	621	218	230	26	474

(1)	Includes changes in the allowance for purchased credit impaired (PCI) loans.
(2)	Excludes PCL on other assets of $(2) million for the three months ended July 31, 2025 ($nil million for the three months ended July 31, 2024).
(3)
Generally, we continue to seek recovery on amounts that were written off during the year, unless the loan is sold, we no longer have the right to collect or we have exhausted all reasonable efforts to collect.

(4)	Other credit instruments, including off-balance sheet items, are recorded in other liabilities in our Consolidated Balance Sheet.

BMO Financial Group Third Quarter Report 2025 55

(Canadian $ in millions)
For the nine months ended	July 31, 2025				July 31, 2024
	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Loans: Residential mortgages
Balance as at beginning of period	$56	$186	$19	$261	$73	$151	$10	$234
Transfer to Stage 1	118	(116)	(2)	-	98	(98)	-	-
Transfer to Stage 2	(7)	25	(18)	-	(24)	34	(10)	-
Transfer to Stage 3	-	(34)	34	-	-	(19)	19	-
Net remeasurement of loss allowance	(126)	92	26	(8)	(108)	138	24	54
Loan originations	18	-	-	18	17	-	-	17
Derecognitions and maturities	(3)	(12)	-	(15)	(2)	(9)	-	(11)
Model changes	23	24	-	47	(1)	(5)	-	(6)
Total PCL (2)	23	(21)	40	42	(20)	41	33	54
Write-offs (3)	-	-	(7)	(7)	-	-	(4)	(4)
Recoveries of previous write-offs	-	-	6	6	-	-	4	4
Foreign exchange and other	-	-	(49)	(49)	-	-	(26)	(26)
Balance as at end of period	$79	$165	$9	$253	$53	$192	$17	$262
Loans: Consumer instalment and other personal
Balance as at beginning of period	$197	$471	$175	$843	$220	$434	$152	$806
Transfer to Stage 1	232	(216)	(16)	-	237	(225)	(12)	-
Transfer to Stage 2	(42)	81	(39)	-	(31)	66	(35)	-
Transfer to Stage 3	(5)	(130)	135	-	(5)	(100)	105	-
Net remeasurement of loss allowance	(225)	319	367	461	(202)	209	322	329
Loan originations	24	-	-	24	44	-	-	44
Derecognitions and maturities	(15)	(29)	-	(44)	(12)	(25)	(11)	(48)
Model changes	13	47	-	60	15	46	-	61
Total PCL (2)	(18)	72	447	501	46	(29)	369	386
Write-offs (3)	-	-	(519)	(519)	-	-	(472)	(472)
Recoveries of previous write-offs	-	-	115	115	-	-	156	156
Foreign exchange and other	(1)	(2)	(53)	(56)	(89)	(1)	(37)	(127)
Balance as at end of period	$178	$541	$165	$884	$177	$404	$168	$749
Loans: Credit cards
Balance as at beginning of period	$233	$472	$-	$705	$188	$308	$-	$496
Transfer to Stage 1	185	(185)	-	-	172	(172)	-	-
Transfer to Stage 2	(68)	68	-	-	(43)	43	-	-
Transfer to Stage 3	(6)	(335)	341	-	(4)	(199)	203	-
Net remeasurement of loss allowance	(152)	567	241	656	(146)	434	235	523
Loan originations	44	-	-	44	58	-	-	58
Derecognitions and maturities	(10)	(39)	-	(49)	(6)	(20)	-	(26)
Model changes	-	-	-	-	4	9	-	13
Total PCL (2)	(7)	76	582	651	35	95	438	568
Write-offs (3)	-	-	(687)	(687)	-	-	(523)	(523)
Recoveries of previous write-offs	-	-	164	164	-	-	123	123
Foreign exchange and other	(3)	(12)	(59)	(74)	(1)	-	(38)	(39)
Balance as at end of period	$223	$536	$-	$759	$222	$403	$-	$625
Loans: Business and government
Balance as at beginning of period	$892	$1,698	$537	$3,127	$1,043	$1,155	$533	$2,731
Transfer to Stage 1	406	(370)	(36)	-	478	(458)	(20)	-
Transfer to Stage 2	(207)	279	(72)	-	(237)	268	(31)	-
Transfer to Stage 3	(6)	(291)	297	-	(6)	(226)	232	-
Net remeasurement of loss allowance	(291)	989	1,139	1,837	(551)	851	949	1,249
Loan originations	219	-	-	219	217	8	-	225
Derecognitions and maturities	(107)	(280)	-	(387)	(119)	(231)	(11)	(361)
Model changes	-	-	-	-	53	57	-	110
Total PCL (2)	14	327	1,328	1,669	(165)	269	1,119	1,223
Write-offs (3)	-	-	(883)	(883)	-	-	(737)	(737)
Recoveries of previous write-offs	-	-	234	234	-	-	114	114
Foreign exchange and other	(5)	35	(287)	(257)	(51)	37	(203)	(217)
Balance as at end of period	$901	$2,060	$929	$3,890	$827	$1,461	$826	$3,114
Total as at end of period	$1,381	$3,302	$1,103	$5,786	$1,279	$2,460	$1,011	$4,750
Comprising: Loans	$1,130	$2,980	$1,055	$5,165	$1,061	$2,230	$985	$4,276
Other credit instruments (4)	251	322	48	621	218	230	26	474

(1)	Includes changes in the allowance for PCI loans.
(2)	Excludes PCL on other assets of $(1) million for the nine months ended July 31, 2025 ($7 million for the nine months ended July 31, 2024).
(3)
Generally, we continue to seek recovery on amounts that were written off during the year, unless the loan is sold, we no longer have the right to collect or we have exhausted all reasonable efforts to collect.

(4)	Other credit instruments, including off-balance sheet items, are recorded in other liabilities in our Consolidated Balance Sheet.

56 BMO Financial Group Third Quarter Report 2025

Credit Risk Exposure
The following table sets out our credit risk exposure for all loans carried at amortized cost, FVOCI or FVTPL as at July 31, 2025 and October 31, 2024. Stage 1 represents performing loans carried with up to a
12-month
ECL, Stage 2 represents performing loans carried with a lifetime ECL, and Stage 3 represents loans with a lifetime ECL that are credit impaired.

(Canadian $ in millions)
For the three months ended	July 31, 2025				October 31, 2024
	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Loans: Residential mortgages (2)
Exceptionally low	$-	$-	$-	$-	$1	$-	$-	$1
Very low	95,121	135	-	95,256	86,730	5,631	-	92,361
Low	57,789	9,568	-	67,357	52,111	15,080	-	67,191
Medium	9,072	4,809	-	13,881	7,402	5,329	-	12,731
High	306	2,919	-	3,225	268	2,622	-	2,890
Not rated (3)	13,739	935	-	14,674	14,207	1,042	-	15,249
Impaired	-	-	814	814	-	-	657	657
Gross residential mortgages	176,027	18,366	814	195,207	160,719	29,704	657	191,080
ACL	79	164	9	252	56	185	10	251
Carrying amount	175,948	18,202	805	194,955	160,663	29,519	647	190,829
Loans: Consumer instalment and other personal
Exceptionally low	9,523	66	-	9,589	9,162	145	-	9,307
Very low	21,049	224	-	21,273	20,466	903	-	21,369
Low	27,422	2,773	-	30,195	26,125	4,575	-	30,700
Medium	6,923	5,492	-	12,415	7,405	5,526	-	12,931
High	695	2,152	-	2,847	789	2,017	-	2,806
Not rated (3)	14,688	963	-	15,651	14,522	475	-	14,997
Impaired	-	-	614	614	-	-	577	577
Gross consumer instalment and other personal	80,300	11,670	614	92,584	78,469	13,641	577	92,687
ACL	164	516	165	845	183	447	168	798
Carrying amount	80,136	11,154	449	91,739	78,286	13,194	409	91,889
Loans: Credit cards (4)
Exceptionally low	1,668	-	-	1,668	1,660	-	-	1,660
Very low	2,179	2	-	2,181	2,166	1	-	2,167
Low	1,947	52	-	1,999	2,110	60	-	2,170
Medium	4,224	846	-	5,070	4,544	824	-	5,368
High	682	1,000	-	1,682	746	922	-	1,668
Not rated (3)	267	117	-	384	430	149	-	579
Impaired	-	-	-	-	-	-	-	-
Gross credit cards	10,967	2,017	-	12,984	11,656	1,956	-	13,612
ACL	156	468	-	624	161	421	-	582
Carrying amount	10,811	1,549	-	12,360	11,495	1,535	-	13,030
Loans: Business and government (2) (5)
Acceptable
Investment grade	187,325	2,979	-	190,304	191,742	3,437	-	195,179
Sub-investment grade	138,728	24,380	-	163,108	147,713	15,078	-	162,791
Watchlist	146	22,894	-	23,040	238	22,535	-	22,773
Impaired	-	-	5,523	5,523	-	-	4,609	4,609
Gross business and government	326,199	50,253	5,523	381,975	339,693	41,050	4,609	385,352
ACL	731	1,832	881	3,444	743	1,507	475	2,725
Carrying amount	325,468	48,421	4,642	378,531	338,950	39,543	4,134	382,627
Total gross loans and acceptances	593,493	82,306	6,951	682,750	590,537	86,351	5,843	682,731
Total net loans and acceptances	592,363	79,326	5,896	677,585	589,394	83,791	5,190	678,375
Commitments and financial guarantee contracts
Acceptable
Investment grade	199,241	910	-	200,151	198,132	787	-	198,919
Sub-investment grade	60,021	14,756	-	74,777	68,177	6,647	-	74,824
Watchlist	7	8,405	-	8,412	59	8,765	-	8,824
Impaired	-	-	1,594	1,594	-	-	1,373	1,373
Gross commitments and financial guarantee contracts	259,269	24,071	1,594	284,934	266,368	16,199	1,373	283,940
ACL	251	322	48	621	235	267	78	580
Carrying amount (6) (7)	$259,018	$23,749	$1,546	$284,313	$266,133	$15,932	$1,295	$283,360

(1)	Includes PCI loans.
(2)
Includes $70 million ($163 million as at October 31, 2024) of residential mortgages and $14,269 million ($12,431 million as at October 31, 2024) of business and government loans that are classified and measured at FVTPL and not subject to ECL.

(3)
Includes purchased portfolios and certain cases where an internal risk rating is not assigned. Alternative credit risk assessments, rating methodologies, policies and tools are used to manage credit risk for these portfolios.

(4)	Credit card loans are immediately written off when principal or interest payments are 180 days past due, and as a result are not reported as impaired in Stage 3.
(5)	Includes customers’ liability under acceptances.
(6)
Represents the total contractual amounts of undrawn credit facilities and other off-balance
sheet exposures, excluding personal lines of credit and credit cards that are unconditionally cancellable at our discretion.

(7)	Certain commercial borrower commitments are conditional and may include recourse to counterparties.

BMO Financial Group Third Quarter Report 2025 57

Loans Past Due Not Impaired
Loans that are past due but not classified as impaired are loans where our customers have failed to make payments when contractually due but for which we expect the full amount of principal and interest payments to be collected. The following table presents loans that are past due but not classified as impaired as at July 31, 2025 and October 31, 2024. Loans less than 30 days past due are excluded as they are not generally representative of the borrower’s ability to meet their payment obligations.

(Canadian $ in millions)	July 31, 2025			October 31, 2024
	30 to 89 days	90 days or more (1)	Total	30 to 89 days	90 days or more (1)	Total
Residential mortgages	$814	$11	$825	$696	$15	$711
Credit cards, consumer instalment and other personal	682	167	849	734	173	907
Business and government	453	10	463	689	16	705
Total	$1,949	$188	$2,137	$2,119	$204	$2,323

(1)	Fully secured loans with amounts between 90 and 180 days past due that we have not classified as impaired totalled $12 million as at July 31, 2025 ($16 million as at October 31, 2024).
ECL Sensitivity and Key Economic Variables
The ECL model requires the recognition of credit losses generally based on 12 months of expected losses for performing loans and the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.
The allowance for performing loans is sensitive to changes in both economic forecasts and the probability weight assigned to each forecast scenario. Many of the factors have a high degree of interdependency, although there is no single factor to which loan loss allowances as a whole are sensitive.
The upside scenario as at July 31, 2025 assumes a stronger economic environment than the base case forecast, with lower unemployment rates.
As at July 31, 2025, our base case scenario depicts an economic environment with higher unemployment rates in the near term, largely in response to the trade war, and a moderate economic recovery over the medium term as trade policy uncertainty diminishes and interest rates decline further. Our base case forecast as at October 31, 2024 broadly depicted a stronger economic environment.
If we assumed a 100% weight on the base case forecast and included the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $3,125 million as at July 31, 2025 ($2,625 million as at October 31, 2024), compared to the reported allowance for performing loans of $4,683 million ($4,205 million as at October 31, 2024).
As at July 31, 2025, our downside scenario involves a sharp contraction in the Canadian and U.S. economies in the near term, followed by a relatively slow recovery. Our severe downside scenario depicts an even deeper contraction in the Canadian and U.S. economies than in the downside scenario. The severe downside scenario as at October 31, 2024 broadly depicted a similar economic environment over the projection period. If we assumed a 100% weight on the severe downside forecast and included the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $7,850 million as at July 31, 2025 ($7,500 million as at October 31, 2024), compared to the reported allowance for performing loans of $4,683 million ($4,205 million as at October 31, 2024).
Actual results in a recession will differ as our portfolio will change through time due to migration, growth, changes in geopolitical risks, risk mitigation actions and other factors. In addition, our allowance will reflect the four economic scenarios used in assessing the allowance, with often unequal weightings attached to each scenario, which can change through time.
The following tables show the key economic variables used to estimate the allowance for performing loans forecast over the next 12 months or lifetime measurement period. The variables as at July 31, 2025 include the impact of tariffs and trade policy uncertainty on the economic outlook. While the values disclosed below are national variables, we use regional variables in the underlying models and consider factors impacting particular industries where appropriate.

	As at July 31, 2025
	Scenarios
All figures are average annual values	Upside		Base		Downside		Severe downside
	First 12 months	Remaining horizon (1)	First 12 months	Remaining horizon (1)	First 12 months	Remaining horizon (1)	First 12 months	Remaining horizon (1)
Real GDP growth rates (2)
Canada	4.1%	2.8%	0.8%	2.0%	(2.4)%	1.7%	(3.6)%	1.2%
United States	4.1%	2.4%	1.3%	1.8%	(2.5)%	1.4%	(3.8)%	1.3%
Corporate BBB 10-year spread
Canada	1.3%	1.8%	1.9%	2.0%	3.5%	3.0%	4.2%	3.5%
United States	1.1%	1.6%	1.8%	2.0%	3.6%	3.1%	4.6%	3.6%
Unemployment rates
Canada	5.4%	4.9%	7.6%	6.9%	9.4%	9.5%	9.9%	10.5%
United States	3.5%	3.0%	4.5%	4.3%	6.7%	7.4%	7.4%	8.3%
Housing Price Index (2)
Canada (3)	3.5%	5.6%	(0.9)%	3.2%	(11.2)%	(0.9)%	(19.3)%	(5.0)%
United States (4)	4.5%	3.8%	1.4%	2.4%	(11.0)%	(1.2)%	(19.2)%	(4.3)%

(1)	The remaining forecast period is two years.
(2)	Real gross domestic product (GDP) and housing price index are averages of quarterly year-over-year growth rates.
(3)	In Canada, we use the Housing Price Index Benchmark Composite.
(4)	In the United States, we use the National Case-Shiller House Price Index.

58 BMO Financial Group Third Quarter Report 2025

	As at October 31, 2024
	Scenarios
All figures are average annual values	Upside		Base		Downside		Severe downside
	First 12 months	Remaining horizon (1)	First 12 months	Remaining horizon (1)	First 12 months	Remaining horizon (1)	First 12 months	Remaining horizon (1)
Real GDP growth rates (2)
Canada	4.6%	2.6%	1.8%	1.9%	(2.3)%	1.3%	(3.6)%	1.2%
United States	4.3%	2.4%	1.9%	1.9%	(2.1)%	1.4%	(3.4)%	1.3%
Corporate BBB 10-year spread
Canada	1.3%	1.8%	1.9%	2.0%	3.6%	3.0%	4.2%	3.5%
United States	0.9%	1.6%	1.6%	2.0%	3.4%	3.1%	4.6%	3.6%
Unemployment rates
Canada	5.3%	4.8%	7.0%	6.8%	8.8%	9.4%	9.8%	10.5%
United States	3.4%	3.0%	4.7%	4.4%	6.7%	7.3%	7.6%	8.4%
Housing Price Index (2)
Canada (3)	5.9%	5.4%	1.6%	3.0%	(10.9)%	(1.0)%	(19.0)%	(5.0)%
United States (4)	5.9%	4.0%	2.8%	2.6%	(9.6)%	(1.0)%	(19.3)%	(4.3)%

(1)	The remaining forecast period is two years.
(2)	Real gross domestic product (GDP) and housing price index are averages of quarterly year-over-year growth rates.
(3)	In Canada, we use the Housing Price Index Benchmark Composite.
(4)	In the United States, we use the National Case-Shiller House Price Index.
The ECL approach requires the recognition of credit losses generally based on 12 months of expected losses for performing loans (Stage 1) and the recognition of lifetime expected losses for performing loans that have experienced a significant increase in credit risk since origination (Stage 2). Under our current probability-weighted scenarios, if all of our performing loans were in Stage 1, our models would generate an allowance for performing loans of approximately $3,450 million ($3,050 million as at October 31, 2024), compared to the reported allowance for performing loans of $4,683 million ($4,205 million as at October 31, 2024).

Note 4: Deposits and Subordinated Debt
Deposits

	Payable on demand
(Canadian $ in millions)	Interest bearing	Non-interest bearing	Payable after notice (1)	Payable on a fixed date (2) (3)	July 31, 2025	October 31, 2024
Amortized cost deposits by:
Banks (4)	$4,865	$1,996	$1,541	$22,631	$31,033	$32,546
Business and government	74,618	42,936	208,601	231,255	557,410	575,019
Individuals	3,849	36,791	150,306	121,198	312,144	320,767
Total amortized cost deposits	83,332	81,723	360,448	375,084	900,587	928,332
Deposits at FVTPL	-	-	-	54,776	54,776	54,108
Total (5)	$83,332	$81,723	$360,448	$429,860	$955,363	$982,440
Booked in:
Canada	$72,808	$69,207	$160,616	$300,146	$602,777	$618,141
United States	10,416	12,516	198,172	81,559	302,663	314,066
Other countries	108	-	1,660	48,155	49,923	50,233
Total	$83,332	$81,723	$360,448	$429,860	$955,363	$982,440

(1)	Includes $42,150 million of non-interest bearing deposits as at July 31, 2025 ($44,617 million as at October 31, 2024).
(2)
Includes $58,475 million of senior unsecured debt as at July 31, 2025 subject to the Bank Recapitalization
(Bail-In)
regime ($65,986 million as at October 31, 2024). The
Bail-In
regime provides certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares if the bank becomes non-viable.

(3)
Deposits totalling $28,271 million as at July 31, 2025 ($29,136 million as at October 31, 2024) can be redeemed early, either fully or partially, by customers without penalty. These are classified as payable on a fixed date, based on their remaining contractual maturities.

(4)	Includes regulated and central banks.
(5)
Includes $496,501 million of deposits denominated in U.S. dollars as at July 31, 2025 ($521,160 million as at October 31, 2024), and $55,040 million of deposits denominated in other foreign currencies ($54,397 million as at October 31, 2024).

The
following
table presents deposits payable on a fixed date and greater than one hundred thousand dollars:

(Canadian $ in millions)	Canada	United States	Other	Total
As at July 31, 2025	$ 252,634	$ 72,353	$ 48,155	$373,142
As at October 31, 2024	285,555	77,313	48,086	410,954
The following table presents the maturity schedule for deposits payable on a fixed date greater than one hundred thousand dollars, which are booked in Canada:

(Canadian $ in millions)	Less than 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
As at July 31, 2025	$ 51,573	$ 30,973	$ 51,394	$ 118,694	$252,634
As at October 31, 2024	63,442	33,704	62,674	125,735	285,555

BMO Financial Group Third Quarter Report 2025 59

Subordinated Debt
On June 17, 2025, we redeemed all of our $1,250 million 2.077% Series J Medium-Term Notes (NVCC) Second Tranche, at a redemption price of 100% of the principal amount plus accrued and unpaid interest to, but excluding, the redemption date.
On March 5, 2025, we issued $1,250 million of 4.077% Series N Medium-Term Notes First Tranche (NVCC) through our Canadian Medium-Term Note Program. The notes will reset to a floating rate on March 5, 2030.

Note 5: Insurance
Insurance Results
Insurance service results in our Consolidated Statement of Income are as follows:

(Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2025	July 31, 2024	July 31, 2025	July 31, 2024
Insurance revenue	$486	$440	$1,430	$1,307
Insurance service expenses	(399)	(317)	(1,089)	(919)
Net expenses from reinsurance contracts	2	(23)	(38)	(90)
Insurance service results	$89	$100	$303	$298
Insurance investment results in our Consolidated Statement of Income are as follows:

(Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2025	July 31, 2024	July 31, 2025	July 31, 2024
Investment return	$132	$978	$433	$2,046
Insurance finance (expense) from insurance and reinsurance contracts held	(120)	(899)	(332)	(1,911)
Movement in investment contract liabilities	17	(62)	(16)	(102)
Insurance investment results	$29	$17	$85	$33
Insurance Contract Liabilities
Insurance contract liabilities by remaining coverage and incurred claims comprise the following:

(Canadian $ in millions)	For the three months ended July 31, 2025			For the three months ended July 31, 2024
	Liabilities for remaining coverage	Liabilities for incurred claims	Total	Liabilities for remaining coverage	Liabilities for incurred claims	Total
Insurance contract liabilities, beginning of period	$17,629	$187	$17,816	$14,877	$214	$15,091
Insurance service results	(632)	565	(67)	(388)	289	(99)
Net finance expenses from insurance contracts	138	-	138	959	-	959
Total cash flows	807	(563)	244	318	(298)	20
Other changes in the net carrying amount of the insurance contract (1)	(785)	(12)	(797)	-	-	-
Insurance contract liabilities, end of period (2)	$17,157	$177	$17,334	$15,766	$205	$15,971

(Canadian $ in millions)	For the nine months ended July 31, 2025			For the nine months ended July 31, 2024
	Liabilities for remaining coverage	Liabilities for incurred claims	Total	Liabilities for remaining coverage	Liabilities for incurred claims	Total
Insurance contract liabilities, beginning of period	$17,047	$201	$17,248	$13,114	$235	$13,349
Insurance service results	(1,818)	1,537	(281)	(1,171)	842	(329)
Net finance expenses from insurance contracts	420	-	420	2,031	-	2,031
Total cash flows	2,293	(1,546)	747	1,792	(871)	921
Other changes in the net carrying amount of the insurance contract (1)	(785)	(15)	(800)	-	(1)	(1)
Insurance contract liabilities, end of period (2)	$17,157	$177	$17,334	$15,766	$205	$15,971

(1)	Includes $(798) million relating to the sale of a non-strategic portfolio of insurance contracts for the three and nine months ended July 31, 2025.
(2)	The liabilities for incurred claims relating to insurance contracts in our creditor and reinsurance business were $105 million as at July 31, 2025 and $110 million as at July 31, 2024.
Contractual service margin (CSM) from contracts issued was $18 million and $49 million for the three and nine months ended July 31, 2025, respectively ($13 million and $73 million for the three and nine months ended July 31, 2024, respectively). Total CSM as at July 31, 2025 was $1,460 million ($1,550 million as at October 31, 2024). This excludes the impact of any reinsurance held, which is not significant to the bank. Onerous contract losses for the three and nine months ended July 31, 2025 and 2024 were not material.

60 BMO Financial Group Third Quarter Report 2025

We use the following rates for discounting fulfilment cash flows for our insurance contract liabilities, which are based on a risk-free yield adjusted for an illiquidity premium that reflects the liquidity characteristics of the liabilities:

Portfolio duration:	July 31, 2025	October 31, 2024
1 year	3.55%	4.16%
3 years	3.86%	4.17%
5 years	4.18%	4.35%
10 years	4.87%	4.82%
20 years	5.36%	5.15%
30 years	5.23%	4.98%
Ultimate	5.00%	5.00%

Note 6: Equity
Preferred and Common Shares Outstanding and Other Equity Instruments
(1)

(Canadian $ in millions, except as noted)	July 31, 2025					October 31, 2024
	Number of shares	Amount	Dividends declared per share (2)	Number of shares	Amount	Dividends declared per share (2)	Convertible into
Preferred Shares - Classified as Equity
Class B – Series 31	-	$-	$-	12,000,000	$300	$0.96	Class B - Series 32	(3) (4)
Class B – Series 33	8,000,000	200	0.57	8,000,000	200	0.76	Class B - Series 34	(3) (4)
Class B – Series 44	16,000,000	400	1.28	16,000,000	400	1.70	Class B - Series 45	(3) (4)
Class B – Series 50	500,000	500	36.87	500,000	500	73.73	Not convertible	(4)
Class B – Series 52	650,000	650	35.29	650,000	650	70.57	Not convertible	(4)
Preferred Shares - Classified as Equity		$1,750			$2,050
							Recourse to
Other Equity Instruments
4.800% Additional Tier 1 Capital Notes (AT1 Notes)		$658			$658		-	(4) (5) (7)
4.300% Limited Recourse Capital Notes, Series 1 (Series 1 LRCNs)		1,250			1,250	Preferred Shares Series 48		(4) (6) (7)
5.625% Limited Recourse Capital Notes, Series 2 (Series 2 LRCNs)		750			750	Preferred Shares Series 49		(4) (6) (7)
7.325% Limited Recourse Capital Notes, Series 3 (Series 3 LRCNs)		1,000			1,000	Preferred Shares Series 51		(4) (6) (7)
7.700% Limited Recourse Capital Notes, Series 4 (Series 4 LRCNs)		1,356			1,356	Preferred Shares Series 53		(4) (6) (7)
7.300% Limited Recourse Capital Notes, Series 5 (Series 5 LRCNs)		1,023			1,023	Preferred Shares Series 54		(4) (6) (7)
6.875% Limited Recourse Capital Notes, Series 6 (Series 6 LRCNs)		1,369			-	Preferred Shares Series 55		(4) (6) (7)
Other Equity Instruments		7,406			6,037
Preferred Shares and Other Equity Instruments		9,156			8,087
Common Shares	716,306,770	$23,554	$4.81	729,529,876	$23,921	$6.12		(8) (9) (10)

(1)	For additional information refer to Notes 17 and 21 of our annual consolidated financial statements for the year ended October 31, 2024.
(2)
Represents
year-to-date
dividends declared per share as at reporting date.
Non-cumulative
dividends on preferred shares are payable quarterly as and when declared by the Board of Directors, except for Class B – Series 50 and 52 preferred share dividends, which are payable semi-annually.

(3)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates, subject to certain conditions.
(4)
The instruments issued include a NVCC provision, which is necessary for the preferred shares, AT1 Notes and by virtue of the recourse to the Preferred Shares Series 48, Preferred Shares Series 49, Preferred Shares Series 51, Preferred Shares Series 53, Preferred Shares Series 54 and Preferred Shares Series 55 (collectively, the LRCN Preferred Shares) for Series 1, Series 2, Series 3, Series 4, Series 5 and Series 6 LRCNs (collectively, the LRCNs), respectively, to qualify as regulatory capital under Basel III. As such, they are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable
or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability.
In such an event, each preferred share, including the LRCN Preferred Shares and AT1 Notes, is convertible into common shares pursuant to an automatic conversion formula and a conversion price based on the greater of: (i) a floor price of $5.00 and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the TSX. The number of common shares issued is determined by dividing the value of the preferred share or other equity instrument, including declared and unpaid dividends, by the conversion price and then applying the multiplier.

(5)	The notes had an initial interest rate of 4.800% and reset on August 25, 2024 to 6.709%.
(6)
Non-deferrable
interest is payable semi-annually on the Series 1, Series 2 and Series 3 LRCNs and quarterly on the Series 4, Series 5 and Series 6 LRCNs at the bank’s discretion.
Non-payment
of interest will result in a recourse event, with the noteholders’ sole remedy being the holders’ proportionate share of trust assets comprised of the LRCN Preferred Shares, each series of which is issued concurrently with the corresponding LRCNs and are eliminated on consolidation. In such an event, the delivery of the trust assets will represent the full and complete extinguishment of our obligations under the LRCNs. In circumstances where the LRCN Preferred Shares are converted into common shares of the bank under the NVCC provision, the LRCNs would be redeemed and the noteholders’ sole remedy would be their proportionate share of trust assets, then comprised of common shares of the bank received by the trust on conversion.

(7)	The rates represent the annual interest rate percentage applicable to the notes issued as at the reporting date.
(8)
The stock options issued under the Stock Option Plan are convertible into 6,272,612 common shares as at July 31, 2025 (6,554,492 common shares as at October 31, 2024) of which 2,791,106 are exercisable as at July 31, 2025 (2,856,460 as at October 31, 2024).

(9)
During the three and nine months ended July 31, 2025, we issued nil common shares, under the Shareholder Dividend Reinvestment and Share Purchase Plan (nil and 7,790,724 common shares during the three and nine months ended July 31, 2024) and we issued 289,748 and 975,467 common shares, under the Stock Option Plan (160,277 and 639,980 common shares during the three and nine months ended July 31, 2024).

(10)	Common shares are net of 53,745 treasury shares as at July 31, 2025 (55,172 treasury shares as at October 31, 2024).
Other Equity Instruments
On July 29, 2025, we issued US$1,000 million 6.875%
Limited Recourse Capital Notes, Series 6. The notes will reset to a fixed rate on November 26, 2030. This issuance, together with our AT1 Notes and existing LRCNs are compound financial instruments that have both equity and liability features. On the date of issuance, we assigned an insignificant value to the liability components of both instruments and, as a result, the full amount of proceeds has been classified as equity and forms part of our additional Tier 1 Capital. Distributions on the AT1 Notes and LRCNs are recognized as a reduction in equity when payable. The AT1 Notes and LRCNs are subordinate to the claims of the depositors and certain other creditors in right of payment.

BMO Financial Group Third Quarter Report 2025 61

Preferred Shares
On August 25, 2025, we redeemed all of our outstanding
8
 million
Non-Cumulative
5-year
Rate Reset Class B Preferred Shares, Series 33 (NVCC) for an aggregate total of $
200
 million.
On November 25, 2024, we redeemed all of our outstanding
12
 million
Non-Cumulative
5-year
Rate Reset Class B Preferred Shares, Series 31 (NVCC) for an aggregate total of $
300
 million.
Common Shares
On January 17, 2025, we announced a normal course issuer bid (NCIB) to purchase up to 20 million of our common shares for cancellation commencing January 22, 2025, and ending no later than January 21, 2026. The timing and amount of purchases under the NCIB are determined by management, based on factors such as market conditions and capital levels. During the three months ended July 31, 2025, we purchased for cancellation 6 million common shares under the NCIB, at an average price of $146.11 per share for a total amount of $894 million, including tax. During the nine months ended July 31, 2025, we purchased for cancellation 14.2 million common shares under the NCIB, at an average price of $141.74 per share for a total amount of $2,051 million, including tax.
On August 26, 2025, we announced our intention to terminate our existing NCIB and establish a new NCIB to purchase up to 30 million of our common shares for cancellation, subject to the approval of OSFI and the Toronto Stock Exchange. NCIB’s are part of our regular capital management strategy.
Shareholder Dividend Reinvestment and Share Purchase Plan
Until further notice, common shares under the Shareholder Dividend Reinvestment and Share Purchase Plan will be purchased on the open market without a discount.

Note 7: Fair Value Measurements
Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet
Set out in the following table are the amounts that would be reported if all financial instruments not currently carried at fair value were reported at their fair values. Refer to Note 18 of our annual consolidated financial statements for the year ended October 31, 2024 for further discussion on the determination of fair value.

(Canadian $ in millions)	July 31, 2025		October 31, 2024
	Carrying value	Fair value	Carrying value	Fair value
Securities (1)
Amortized cost	$ 98,479	$91,220	$115,188	$106,461

Loans (1) (2)
Residential mortgages	194,885	193,260	190,666	188,848
Consumer instalment and other personal	91,739	91,737	91,889	91,513
Credit cards	12,360	12,360	13,030	13,030
Business and government	363,798	364,235	369,776	370,101
	662,782	661,592	665,361	663,492

Deposits (3)	900,587	901,066	928,332	928,689
Securitization and structured entities’ liabilities (4)	19,659	19,513	21,850	21,653
Other liabilities (5)	3,023	2,834	2,929	2,669
Subordinated debt	8,466	8,671	8,377	8,543
This table excludes financial instruments with a carrying value approximating fair value, such as cash and cash equivalents, interest bearing deposits with banks, securities borrowed or purchased under resale agreements, certain other assets, certain other liabilities and securities lent or sold under repurchase agreements.

(1)	Carrying value is net of ACL.
(2)
Excludes $70 million of residential mortgages classified as FVTPL, $14,269 million of business and government loans classified as FVTPL and $14 million of business and government loans classified as FVOCI ($163 million, $12,431 million and $61 million, respectively, as at October 31, 2024).

(3)
Excludes $47,217 million of structured note liabilities, $3,584 million of money market deposits, $1,579 million of embedded options related to structured deposits carried at amortized cost and $2,396 million of metals deposits measured at fair value ($45,222 million, $6,032 million, $1,047 million and $1,807 million, respectively, as at October 31, 2024).

(4)	Excludes $29,900 million of securitization and structured entities’ liabilities classified as FVTPL ($18,314 million as at October 31, 2024).
(5)	Other liabilities include certain investment contract liabilities in our insurance business measured at amortized cost, as well as certain other liabilities of subsidiaries.
Fair Value Hierarchy
We use a fair value hierarchy to categorize assets and liabilities carried at fair value according to the inputs we use in valuation techniques to measure fair value.

62 BMO Financial Group Third Quarter Report 2025

Valuation Techniques and Significant Inputs
We determine the fair value of assets and liabilities using quoted prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial assets and liabilities using models such as discounted cash flows with observable market data for inputs, such as yields or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant market inputs are not observable due to inactive markets or minimal market activity (Level 3). We maximize the use of observable market inputs to the extent possible.
Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or broker quotes. The fair value of Level 2 FVOCI securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

BMO Financial Group Third Quarter Report 2025 63

The extent of our use of actively quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and models using one or more significant unobservable inputs (Level 3) in the valuation of securities, loans classified as FVTPL and FVOCI, other assets, fair value liabilities, derivative assets and derivative liabilities is presented in the following table:

(Canadian $ in millions)	July 31, 2025				October 31, 2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	$748	$12,176	$-	$12,924	$1,272	$8,764	$-	$10,036
Canadian provincial and municipal governments	-	7,292	-	7,292	-	7,585	-	7,585
U.S. federal government	2,337	26,925	-	29,262	2,688	21,560	-	24,248
U.S. states, municipalities and agencies	-	668	-	668	-	565	-	565
Other governments	71	3,728	-	3,799	92	3,757	-	3,849
NHA MBS, and U.S. agency MBS and CMO	-	51,547	-	51,547	-	40,995	-	40,995
Corporate debt	-	12,019	-	12,019	-	10,172	-	10,172
Trading loans	-	4,093	-	4,093	-	5,493	-	5,493
Corporate equity	52,658	810	-	53,468	65,559	420	4	65,983
	55,814	119,258	-	175,072	69,611	99,311	4	168,926
FVTPL Securities
Issued or guaranteed by:
Canadian federal government	152	564	-	716	166	237	-	403
Canadian provincial and municipal governments	-	1,479	-	1,479	-	1,578	-	1,578
U.S. federal government	-	1,467	-	1,467	-	1,527	-	1,527
Other governments	-	-	-	-	-	25	-	25
NHA MBS, and U.S. agency MBS and CMO	-	18	-	18	-	21	-	21
Corporate debt	-	8,750	-	8,750	-	8,745	35	8,780
Corporate equity	1,009	879	5,469	7,357	921	910	4,899	6,730
	1,161	13,157	5,469	19,787	1,087	13,043	4,934	19,064
FVOCI Securities
Issued or guaranteed by:
Canadian federal government	1,373	41,539	-	42,912	3,212	30,965	-	34,177
Canadian provincial and municipal governments	-	6,102	-	6,102	-	5,996	-	5,996
U.S. federal government	-	18,955	-	18,955	25	16,940	-	16,965
U.S. states, municipalities and agencies	-	5,120	-	5,120	-	5,068	-	5,068
Other governments	-	3,840	-	3,840	-	5,656	-	5,656
NHA MBS, and U.S. agency MBS and CMO	-	24,895	-	24,895	-	21,293	-	21,293
Corporate debt	-	4,406	-	4,406	-	4,370	-	4,370
Corporate equity	-	-	190	190	-	-	177	177
	1,373	104,857	190	106,420	3,237	90,288	177	93,702
Loans
Residential mortgages	-	70	-	70	-	163	-	163
Business and government loans	-	13,964	319	14,283	-	12,190	302	12,492
	-	14,034	319	14,353	-	12,353	302	12,655
Other Assets (1)	11,970	-	1,433	13,403	11,236	-	1,717	12,953
Fair Value Liabilities (2)
Deposits (3)	-	54,776	-	54,776	-	54,108	-	54,108
Securities sold but not yet purchased	11,440	39,968	-	51,408	10,631	24,399	-	35,030
Other liabilities (4)	1,992	30,664	-	32,656	1,754	19,110	-	20,864
	13,432	125,408	-	138,840	12,385	97,617	-	110,002
Derivative Assets
Interest rate contracts	16	8,390	-	8,406	36	9,851	-	9,887
Foreign exchange contracts	25	23,559	16	23,600	4	21,258	10	21,272
Commodity contracts	332	1,333	2	1,667	169	1,656	2	1,827
Equity contracts	748	9,760	16	10,524	539	13,718	-	14,257
Credit default swaps	-	-	-	-	-	10	-	10
	1,121	43,042	34	44,197	748	46,493	12	47,253
Derivative Liabilities
Interest rate contracts	42	10,067	-	10,109	32	10,811	-	10,843
Foreign exchange contracts	-	20,318	-	20,318	-	19,955	-	19,955
Commodity contracts	61	1,345	-	1,406	96	1,721	4	1,821
Equity contracts	236	19,383	-	19,619	75	25,596	2	25,673
Credit default swaps	-	-	-	-	-	10	1	11
	339	51,113	-	51,452	203	58,093	7	58,303

(1)	Other assets include precious metals, segregated fund assets and investment properties in our insurance business, carbon credits, certain receivables and other items measured at fair value.
(2)
Interest expense for liabilities carried at fair value is $832 million and $2,612 million for the three and nine months ended July 31, 2025, respectively ($726 million and $2,061 million for the three and nine months ended July 31,

2024). Interest expense for liabilities carried at amortized cost is $9,414 million and $29,416 million for the three and nine months ended July 31, 2025, respectively ($11,583 million and $33,030 million for the three and nine months ended July 31, 2024).

(3)	Deposits include structured note liabilities, money market and metals deposits designated at FVTPL and certain embedded options related to structured deposits carried at amortized cost.
(4)
Other liabilities include certain investment contract liabilities and segregated fund liabilities in our insurance business, as well as certain securitization and structured entities’ liabilities measured at FVTPL.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

64 BMO Financial Group Third Quarter Report 2025

Quantitative Information about Level 3 Fair Value Measurements
The table below presents the fair values of our significant Level 3 financial instruments measured at fair value on a recurring basis, the valuation techniques used to determine their fair values and the value ranges of significant unobservable inputs used in the valuations. We have not applied any other reasonably possible alternative assumptions to the significant Level 3 categories of private equity investments, as the net asset values are provided by the investment or fund managers.

(Canadian $ in millions, except as noted)					July 31, 2025
					Range of input values (1)
	Reporting line in fair value hierarchy table	Fair value of assets	Valuation techniques	Significant unobservable inputs	Low	High
Private equity	Corporate equity	$5,659	Net asset value	Net asset value	na	na
			EV/EBITDA	Multiple	5	28
Investment properties	Other assets	1,358	Income approach	Capitalization rate	2%	8%

(1)
The low and high input values represent the lowest and highest actual level of inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty, but are affected by the specific underlying instruments within each product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date.

 na – not applicable
Significant
Transfers
Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers between Level 1 and Level 2 are dependent on the recency of issuance and availability of quoted market prices in the active market. There were no significant transfers between Level 1 and Level 2 during the three and nine months ended July 31, 2025 and 2024.
Changes in Level 3 Fair Value Measurements
The tables below present a reconciliation of all changes in Level 3 financial instruments for the three and nine months ended July 31, 2025 and 2024, including realized and unrealized gains (losses) included in earnings and other comprehensive income as well as transfers into and out of Level 3. Transfers from Level 2 into Level 3 were due to an increase in unobservable market inputs used in pricing the securities. Transfers out of Level 3 into Level 2 were due to an increase in observable market inputs used in pricing the securities.

BMO Financial Group Third Quarter Report 2025 65

		Change in fair value			Movements		Transfers
For the three months ended July 31, 2025 (Canadian $ in millions)	Fair Value as at April 30, 2025	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at July 31, 2025	Change in unrealized gains (losses) recorded in income for instruments still held (2)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	$5	$-	$-	$-	$(5)	$-	$-	$-	$-	$-
Corporate equity	-	-	-	-	-	-	-	-	-	-
Total trading securities	5	-	-	-	(5)	-	-	-	-	-
FVTPL Securities
Corporate debt	36	-	-	-	-	-	-	(36)	-	-
Corporate equity	5,257	(25)	10	288	(55)	-	-	(6)	5,469	20
Total FVTPL securities	5,293	(25)	10	288	(55)	-	-	(42)	5,469	20
FVOCI Securities
Corporate equity	189	-	-	1	-	-	-	-	190	na
Total FVOCI securities	189	-	-	1	-	-	-	-	190	na
Business and Government Loans	382	(17)	-	-	-	(46)	-	-	319	(17)
Other Assets	1,435	-	-	13	-	(15)	-	-	1,433	-
Derivative Assets
Foreign exchange contracts	-	-	-	16	-	-	-	-	16	-
Commodity contracts	9	(7)	-	-	-	-	-	-	2	(7)
Equity contracts	14	2	-	-	-	-	-	-	16	2
Credit default swaps	1	-	-	-	-	(1)	-	-	-	-
Total derivative assets	24	(5)	-	16	-	(1)	-	-	34	(5)
Other Liabilities	-	-	-	-	-	-	-	-	-	-
Derivative Liabilities
Commodity contracts	-	-	-	-	-	-	-	-	-	-
Equity contracts	1	-	-	-	-	-	-	(1)	-	-
Credit default swaps	-	-	-	-	-	-	-	-	-	-
Total derivative liabilities	1	-	-	-	-	-	-	(1)	-	-

		Change in fair value			Movements		Transfers
For the nine months ended July 31, 2025 (Canadian $ in millions)	Fair Value as at October 31, 2024	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at July 31, 2025	Change in unrealized gains (losses) recorded in income for instruments still held (2)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	$-	$-	$-	$5	$(5)	$-	$-	$-	$-	$-
Corporate equity	4	-	-	2	-	-	-	(6)	-	-
Total trading securities	4	-	-	7	(5)	-	-	(6)	-	-
FVTPL Securities
Corporate debt	35	1	-	2	-	-	-	(38)	-	1
Corporate equity	4,899	(121)	(11)	902	(194)	-	-	(6)	5,469	36
Total FVTPL securities	4,934	(120)	(11)	904	(194)	-	-	(44)	5,469	37
FVOCI Securities
Corporate equity	177	-	(15)	28	-	-	-	-	190	na
Total FVOCI securities	177	-	(15)	28	-	-	-	-	190	na
Business and Government Loans	302	(15)	(1)	56	-	(52)	29	-	319	(15)
Other Assets	1,717	(56)	-	214	(7)	(435)	-	-	1,433	(52)
Derivative Assets
Foreign exchange contracts	10	-	-	48	-	(42)	-	-	16	-
Commodity contracts	2	-	-	-	-	-	-	-	2	-
Equity contracts	-	-	-	-	-	-	16	-	16	-
Credit default swaps	-	-	-	-	-	(1)	1	-	-	-
Total derivative assets	12	-	-	48	-	(43)	17	-	34	-
Other Liabilities	-	-	-	-	-	-	-	-	-	-
Derivative Liabilities
Commodity contracts	4	(4)	-	-	-	-	-	-	-	(4)
Equity contracts	2	-	-	-	-	-	1	(3)	-	-
Credit default swaps	1	-	-	-	-	(1)	-	-	-	-
Total derivative liabilities	7	(4)	-	-	-	(1)	1	(3)	-	(4)

(1)	Foreign exchange translation on assets and liabilities held by foreign operations is included in other comprehensive income, net foreign operations.
(2)	Changes in unrealized gains (losses) on Trading and FVTPL securities still held on July 31, 2025 are included in earnings for the period.
 Unrealized gains (losses) recognized on Level 3 financial instruments may be offset by (losses) gains on economic hedge contracts.
 na – not applicable

66 BMO Financial Group Third Quarter Report 2025

		Change in fair value			Movements		Transfers
For the three months ended July 31, 2024 (Canadian $ in millions)	Fair Value as at April 30, 2024	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at July 31, 2024	Change in unrealized gains (losses) recorded in income for instruments still held (2)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	$-	$-	$-	$41	$-	$-	$-	$-	$41	$-
Corporate equity	-	-	-	-	-	-	-	-	-	-
Total trading securities	-	-	-	41	-	-	-	-	41	-
FVTPL Securities
Corporate debt	35	-	-	1	-	-	-	-	36	-
Corporate equity	4,501	(44)	5	183	(54)	(1)	-	-	4,590	7
Total FVTPL securities	4,536	(44)	5	184	(54)	(1)	-	-	4,626	7
FVOCI Securities
Corporate equity	174	-	2	1	-	-	-	-	177	na
Total FVOCI securities	174	-	2	1	-	-	-	-	177	na
Business and Government Loans	353	-	-	1	-	(88)	-	-	266	-
Other Assets	1,622	24	-	58	-	(22)	-	-	1,682	24
Derivative Assets
Foreign exchange contracts	-	-	-	-	-	-	-	-	-	-
Commodity contracts	-	-	-	-	-	-	-	-	-	-
Equity contracts	13	-	-	-	-	-	-	(13)	-	-
Credit default swaps	-	-	-	-	-	-	-	-	-	-
Total derivative assets	13	-	-	-	-	-	-	(13)	-	-
Other Liabilities	-	-	-	-	-	-	-	-	-	-
Derivative Liabilities
Commodity contracts	2	-	-	-	-	-	-	-	2	-
Equity contracts	1	-	-	-	-	-	-	(1)	-	-
Credit default swaps	1	-	-	-	-	-	-	-	1	-
Total derivative liabilities	4	-	-	-	-	-	-	(1)	3	-

		Change in fair value			Movements		Transfers
For the nine months ended July 31, 2024 (Canadian $ in millions)	Fair Value as at October 31, 2023	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at July 31, 2024	Change in unrealized gains (losses) recorded in income for instruments still held (2)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	$-	$-	$-	$41	$-	$-	$-	$-	$41	$-
Corporate equity	37	-	-	-	-	-	-	(37)	-	-
Total trading securities	37	-	-	41	-	-	-	(37)	41	-
FVTPL Securities
Corporate debt	27	(9)	-	18	-	-	-	-	36	(9)
Corporate equity	4,208	(136)	(5)	705	(180)	(1)	-	(1)	4,590	24
Total FVTPL securities	4,235	(145)	(5)	723	(180)	(1)	-	(1)	4,626	15
FVOCI Securities
Corporate equity	160	-	13	4	-	-	-	-	177	na
Total FVOCI securities	160	-	13	4	-	-	-	-	177	na
Business and Government Loans	186	-	(1)	47	-	(164)	198	-	266	-
Other Assets	1,723	7	-	74	(21)	(101)	-	-	1,682	24
Derivative Assets
Foreign exchange contracts	-	-	-	-	-	-	-	-	-	-
Commodity contracts	5	(5)	-	-	-	-	-	-	-	(5)
Equity contracts	-	-	-	-	-	-	13	(13)	-	-
Credit default swaps	-	-	-	-	-	-	-	-	-	-
Total derivative assets	5	(5)	-	-	-	-	13	(13)	-	(5)
Other Liabilities	5	-	-	8	-	(13)	-	-	-	-
Derivative Liabilities
Commodity contracts	1	1	-	-	-	-	-	-	2	1
Equity contracts	8	-	-	-	-	-	1	(9)	-	-
Credit default swaps	2	(2)	-	-	-	-	1	-	1	(1)
Total derivative liabilities	11	(1)	-	-	-	-	2	(9)	3	-

(1)	Foreign exchange translation on assets and liabilities held by foreign operations is included in other comprehensive income, net foreign operations.
(2)	Changes in unrealized gains (losses) on Trading and FVTPL securities still held on July 31, 2024 are included in earnings for the period.
 Unrealized gains (losses) recognized on Level 3 financial instruments may be offset by (losses) gains on economic hedge contracts.
 na – not applicable

BMO Financial Group Third Quarter Report 2025 67

Note 8: Capital Management
Our objective is to maintain a strong capital position in a cost-effective structure that: is appropriate given our target regulatory capital ratios and our internal assessment of required economic capital; underpins our operating groups’ business strategies and considers the market environment; supports depositor, investor and regulator confidence, while building long-term shareholder value; and is consistent with our target credit ratings.
As at July 31, 2025, we met OSFI’s target capital ratio requirements, which include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Surcharge for Domestic Systemically Important Banks
(D-SIBs),
a Countercyclical Buffer and a 3.5% Domestic Stability Buffer (DSB) applicable to
D-SIBs.
On June 26, 2025, OSFI announced that the DSB will remain at 3.5%. Our capital position as at July 31, 2025 is further detailed in the Capital Management section of our interim Management’s Discussion and Analysis.
Regulatory Capital and Total Loss Absorbing Capacity Measures, Risk-Weighted Assets and Leverage Exposures
(1)

	$		$
(Canadian $ in millions, except as noted)	July 31, 2025		October 31, 2024
CET1 Capital		$57,924		$57,054
Tier 1 Capital		66,720		64,735
Total Capital		76,453		73,911
TLAC		126,809		123,288
Risk-Weighted Assets		430,134		420,838
Leverage Exposures		1,489,621		1,484,962
CET1 Ratio		13.5%		13.6%
Tier 1 Capital Ratio		15.5%		15.4%
Total Capital Ratio		17.8%		17.6%
TLAC Ratio		29.5%		29.3%
Leverage Ratio		4.5%		4.4%
TLAC Leverage Ratio		8.5%		8.3%

(1)	Calculated in accordance with OSFI’s Capital Adequacy Requirements Guideline, Leverage Requirements Guideline and Total Loss Absorbing Capacity (TLAC) Guideline.

Note 9: Employee Compensation
Stock Options
We did not grant any stock options during the three months ended July 31, 2025 or 2024. During the nine months ended July 31, 2025, we granted a total of 716,633 stock options (1,113,853 stock options during the nine months ended July 31, 2024) with a weighted-average fair value of $18.46 per option ($15.33 per option for the nine months ended July 31, 2024).
To determine the fair value of the stock option tranches (i.e. the portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

	$		$
For stock options granted during the nine months ended	July 31, 2025		July 31, 2024
Expected dividend yield		3.6%		4.5%
Expected share price volatility		16.7%		17.4% - 17.6%
Risk-free rate of return		2.8%		3.3% - 3.4%
Expected period until exercise (in years)		6.5 - 7.0		6.5 - 7.0
Exercise price ($)		141.00		118.50
 Changes to the input assumptions can result in different fair value estimates.
Pension and Other Employee Future Benefit Expenses
Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	July 31, 2025	July 31, 2024	July 31, 2025	July 31, 2024
Current service cost	$44	$39	$2	$1
Net interest (income) expense (1)	(12)	(16)	9	11
Impact of plan amendments	-	-	-	-
Administrative expenses	2	3	-	-
Benefits expense	34	26	11	12
Government pension plans expense (2)	96	93	-	-
Defined contribution expense	66	62	-	-
Total pension and other employee future benefit expenses recognized in our Consolidated Statement of Income	$196	$181	$11	$12

(1)
Net interest (income) expense is increased by $nil million for pension benefit plans and $1 million for other employee future benefit plans for the three months ended July 31, 2025 ($nil million for pension benefit plans and $1 million for other employee future benefit plans for the three months ended July 31, 2024) as a result of assets written down through other comprehensive income due to the asset ceiling.

(2)	Includes Canada Pension Plan, Quebec Pension Plan and U.S. Federal Insurance Contribution Act.

68 BMO Financial Group Third Quarter Report 2025

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the nine months ended	July 31, 2025	July 31, 2024	July 31, 2025	July 31, 2024
Current service cost	$133	$115	$5	$4
Net interest (income) expense (1)	(38)	(46)	28	31
Impact of plan amendments	(19)	-	-	(84)
Administrative expenses	9	9	-	-
Benefits expense	85	78	33	(49)
Government pension plans expense (2)	310	302	-	-
Defined contribution expense	244	231	-	-
Total pension and other employee future benefit expenses (recovery) recognized in our Consolidated Statement of Income	$639	$611	$33	$(49)

(1)
Net interest (income) expense is increased by $nil million for pension benefit plans and $4 million for other employee future benefit plans for the nine months ended July 31, 2025 ($nil million for pension benefit plans and $2 million for other employee future benefit plans for the nine months ended July 31, 2024) as a result of assets written down through other comprehensive income due to the asset ceiling.

(2)	Includes Canada Pension Plan, Quebec Pension Plan and U.S. Federal Insurance Contribution Act.
We
amended
one of our U.S. pension plans in the first quarter of 2025, resulting in a $19 million benefit that was recognized as a reduction in employee compensation expense.

Note 10: Earnings Per Share
Basic earnings per share is calculated by dividing net income attributable to bank shareholders, after deducting dividends payable on preferred shares and distributions payable on other equity instruments, by the daily average number of fully paid common shares outstanding throughout the period.
Diluted earnings per share is calculated in the same manner, with further adjustments made to reflect the dilutive impact of instruments convertible into our common shares.
The following tables present our basic and diluted earnings per share:
Basic Earnings Per Common Share

(Canadian $ in millions, except as noted)	For the three months ended		For the nine months ended
	July 31, 2025	July 31, 2024	July 31, 2025	July 31, 2024
Net income attributable to bank shareholders	$2,327	$1,865	$6,421	$5,017
Dividends on preferred shares and distributions on other equity instruments	(66)	(51)	(273)	(234)
Net income available to common shareholders	$2,261	$1,814	$6,148	$4,783
Weighted-average number of common shares outstanding (in thousands)	719,514	729,449	724,820	727,174
Basic earnings per common share (Canadian $)	$3.14	$2.49	$8.48	$6.58
Diluted Earnings Per Common Share

(Canadian $ in millions, except as noted)	For the three months ended		For the nine months ended
	July 31, 2025	July 31, 2024	July 31, 2025	July 31, 2024
Net income available to common shareholders	$2,261	$1,814	$6,148	$4,783
Weighted-average number of common shares outstanding (in thousands)	719,514	729,449	724,820	727,174
Dilutive impact of stock options (1)
Stock options potentially exercisable	5,597	3,473	5,912	3,629
Common shares potentially repurchased	(4,318)	(2,730)	(4,751)	(2,793)
Weighted-average number of diluted common shares outstanding (in thousands)	720,793	730,192	725,981	728,010
Diluted earnings per common share (Canadian $)	$3.14	$2.48	$8.47	$6.57

(1)
The dilutive effect of stock options was calculated using the treasury stock method. In computing diluted earnings per share, we excluded average stock options outstanding of 716,633 and 635,554 with a weighted-average exercise price of $149.35 and $150.96 for the three and nine months ended July 31, 2025, respectively (3,309,605 and 3,197,420 with a weighted-average exercise price of $129.73 and $130.81 for the three and nine months ended July 31, 2024, respectively), as the average share price for the periods did not exceed the exercise price.

Note 11: Income Taxes
Tax Assessments
Canadian tax authorities have reassessed us for additional income tax and interest in an amount of approximately $1,465 million in respect of certain 2011-2018 Canadian corporate dividends. These reassessments denied certain dividend deductions on the basis that the dividends were received as part of a “dividend rental arrangement.” In general, the tax rules raised by the Canadian tax authorities were prospectively addressed in the 2015 and 2018 Canadian federal budgets. We filed Notices of Appeal with the Tax Court of Canada and the matter is in litigation. We remain of the view that our tax filing positions were appropriate and intend to challenge all reassessments. However, if such challenges are unsuccessful, the additional expense would negatively impact our net income.

BMO Financial Group Third Quarter Report 2025 69

Global Minimum Tax
In May 2023, the IASB issued an amendment to IAS 12
Income Taxes
(IAS 12). The amendment addresses concerns around accounting for the global minimum top-up
tax as outlined in the
two-pillar
plan for international tax reform developed by members of the Organisation for Economic
Co-operation
and Development/G20 Inclusive Framework on Base Erosion and Profit Shifting. The amendment to IAS 12 includes temporary mandatory relief from recognizing and disclosing deferred taxes related to the top-up
tax. We have applied the temporary mandatory relief related to deferred taxes in jurisdictions in which we operate where the top-up
tax legislation has been enacted, or substantively enacted. The global minimum tax rules are effective for our fiscal year beginning November 1, 2024, and as a result, our effective tax rate increased by approximately 50 basis points and 60 basis points for the three and nine months ended July 31, 2025, respectively.

Note 12: Operating Segmentation
Operating Groups
We conduct our business through three operating groups, each of which has a distinct mandate. Our operating groups are Personal and Commercial Banking (P&C) (comprised of Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C)), BMO Wealth Management (BMO WM) and BMO Capital Markets (BMO CM), along with a Corporate Services unit.
For additional information refer to Note 26 of our annual consolidated financial statements for the year ended October 31, 2024.
Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
For the three months ended July 31, 2025	Canadian P&C	U.S. P&C (1)	BMO WM	BMO CM (1)	Corporate Services (1) (2)	Total
Net interest income	$2,459	$2,105	$373	$729	$(170)	$5,496
Non-interest revenue	639	436	1,259	1,047	111	3,492
Total Revenue	3,098	2,541	1,632	1,776	(59)	8,988
Provision for credit losses on impaired loans	489	240	2	33	9	773
Provision for (recovery of) credit losses on performing loans	76	(69)	1	23	(7)	24
Total provision for credit losses	565	171	3	56	2	797
Depreciation and amortization	162	224	67	80	-	533
Non-interest expense	1,177	1,235	983	1,059	118	4,572
Income (loss) before taxes and non-controlling interest in subsidiaries	1,194	911	579	581	(179)	3,086
Provision for (recovery of) income taxes	327	202	143	143	(59)	756
Reported net income (loss)	$867	$709	$436	$438	$(120)	$2,330
Non-controlling interest in subsidiaries	$-	$2	$-	$-	$1	$3
Net income (loss) attributable to bank shareholders	$867	$707	$436	$438	$(121)	$2,327
Average assets (3)	$345,353	$234,022	$71,145	$514,826	$268,396	$1,433,742

For the three months ended July 31, 2024	Canadian P&C	U.S. P&C (1)	BMO WM	BMO CM (1)	Corporate Services (1) (2)	Total
Net interest income	$2,253	$2,056	$326	$479	$(320)	$4,794
Non-interest revenue	655	397	1,113	1,187	46	3,398
Total Revenue	2,908	2,453	1,439	1,666	(274)	8,192
Provision for credit losses on impaired loans	353	368	1	92	14	828
Provision for (recovery of) credit losses on performing loans	35	26	(10)	36	(9)	78
Total provision for (recovery of) credit losses	388	394	(9)	128	5	906
Depreciation and amortization	151	239	65	75	-	530
Non-interest expense	1,109	1,253	904	972	71	4,309
Income (loss) before taxes and non-controlling interest in subsidiaries	1,260	567	479	491	(350)	2,447
Provision for (recovery of) income taxes	346	97	117	102	(80)	582
Reported net income (loss)	$914	$470	$362	$389	$(270)	$1,865
Non-controlling interest in subsidiaries	$-	$(3)	$-	$-	$3	$-
Net income (loss) attributable to bank shareholders	$914	$473	$362	$389	$(273)	$1,865
Average assets (3)	$329,786	$240,484	$65,428	$475,893	$274,275	$1,385,866

(1)
Operating groups report on a taxable equivalent basis (teb). Net interest income, revenue and the provision for income taxes are increased on tax-exempt
securities to an equivalent
before-tax
basis to facilitate comparisons of income between taxable and tax-exempt
sources. The offset to the groups’ teb adjustments is reflected in Corporate Services net interest income, revenue and provision for income taxes.

(2)	Corporate Services includes Technology and Operations.
(3)
Included within average assets are average earning assets, which are comprised of deposits with other banks, deposits at central banks, securities borrowed or purchased under resale agreements, loans and securities. Total average earning assets for the
three months ended July 31, 2025 are $1,287,815 million, including $343,805 million for Canadian P&C, $214,154 million for U.S. P&C, and $729,856 million for all other operating segments including Corporate Services (for the

three months ended July 31, 2024 - Total: $1,258,977 million, Canadian P&C: $323,485 million, U.S. P&C: $219,443 million and all other operating segments: $716,049 million).

70 BMO Financial Group Third Quarter Report 2025

(Canadian $ in millions)
For the nine months ended July 31, 2025	Canadian P&C	U.S. P&C (1)	BMO WM	BMO CM (1)	Corporate Services (1) (2)	Total
Net interest income	$7,203	$6,432	$1,097	$1,902	$(643)	$15,991
Non-interest revenue	1,934	1,313	3,649	3,726	320	10,942
Total Revenue	9,137	7,745	4,746	5,628	(323)	26,933
Provision for credit losses on impaired loans	1,456	799	5	96	41	2,397
Provision for (recovery of) credit losses on performing loans	259	120	6	107	(27)	465
Total provision for credit losses	1,715	919	11	203	14	2,862
Depreciation and amortization	472	707	199	244	-	1,622
Non-interest expense	3,446	3,796	2,987	3,250	450	13,929
Income (loss) before taxes and non-controlling interest in subsidiaries	3,504	2,323	1,549	1,931	(787)	8,520
Provision for (recovery of) income taxes	961	488	383	475	(217)	2,090
Reported net income (loss)	$2,543	$1,835	$1,166	$1,456	$(570)	$6,430
Non-controlling interest in subsidiaries	$-	$7	$-	$-	$2	$9
Net income (loss) attributable to bank shareholders	$2,543	$1,828	$1,166	$1,456	$(572)	$6,421
Average assets (3)	$343,543	$241,930	$70,725	$552,471	$277,453	$1,486,122

For the nine months ended July 31, 2024	Canadian P&C	U.S. P&C (1)	BMO WM	BMO CM (1)	Corporate Services (1) (2)	Total
Net interest income	$6,548	$6,108	$973	$1,342	$(941)	$14,030
Non-interest revenue	1,957	1,188	3,187	3,574	(98)	9,808
Total Revenue	8,505	7,296	4,160	4,916	(1,039)	23,838
Provision for credit losses on impaired loans	886	839	10	164	60	1,959
Provision for (recovery of) credit losses on performing loans	195	126	(13)	(6)	(23)	279
Total provision for credit losses	1,081	965	(3)	158	37	2,238
Depreciation and amortization	439	723	198	226	-	1,586
Non-interest expense	3,247	3,676	2,746	2,965	852	13,486
Income (loss) before taxes and non-controlling interest in subsidiaries	3,738	1,932	1,219	1,567	(1,928)	6,528
Provision for (recovery of) income taxes	1,031	359	297	326	(508)	1,505
Reported net income (loss)	$2,707	$1,573	$922	$1,241	$(1,420)	$5,023
Non-controlling interest in subsidiaries	$-	$1	$-	$-	$5	$6
Net income (loss) attributable to bank shareholders	$2,707	$1,572	$922	$1,241	$(1,425)	$5,017
Average assets (3)	$324,846	$236,323	$63,877	$456,676	$271,060	$1,352,782

(1)
Operating groups report on a taxable equivalent basis (teb). Net interest income, revenue and the provision for income taxes are increased on tax-exempt
securities to an equivalent
before-tax
basis to facilitate comparisons of income between taxable and tax-exempt
sources. The offset to the groups’ teb adjustments is reflected in Corporate Services net interest income, revenue and provision for income taxes.

(2)	Corporate Services includes Technology and Operations.
(3)
Included within average assets are average earning assets, which are comprised of deposits with other banks, deposits at central banks, securities borrowed or purchased under resale agreements, loans and securities. Total average earning assets for the
nine months ended July 31, 2025 are $1,305,339 million, including $341,670 million for Canadian P&C, $221,462 million for U.S. P&C, and $742,207 million for all other operating segments including Corporate Services (for the
nine months ended July 31, 2024—Total: $1,223,370 million, Canadian P&C: $314,450 million, U.S. P&C: $215,797 million and all other operating segments: $693,123 million).

Note 13: Acquisition
Burgundy Asset Management Ltd.
On June 19, 2025, we announced a definitive agreement to acquire Burgundy Asset Management Ltd. (Burgundy), a leading independent wealth manager, providing discretionary investment management for private clients, foundations, endowments, pensions and family offices. The purchase price is $625 million, payable in shares of a wholly-owned subsidiary of BMO that are exchangeable into
BMO common shares, including a $125 million holdback to be paid subject to Burgundy maintaining certain assets under management 18 months post-closing. An earn-out
component may also be paid in the future based on the achievement of certain growth targets. The acquisition is subject to regulatory approvals and is expected to close by the end of calendar 2025. Burgundy will form part of the BMO Wealth Management reporting segment. The impact of this acquisition is not expected to be material to the bank.

BMO Financial Group Third Quarter Report 2025 71